Exhibit 12.1

STATEMENT OF RATIOS OF EARNINGS TO FIXED CHARGES

	Year ended December 31,
	2010	2009		2008	2007	2006
	(Dollars in thousands)
Ratio of earnings to fixed charges
Earnings:
Income from continuing operations before taxes	$29,336	$(13,173)		$22,389	$26,189	$24,437
Fixed charges excluding deposits and preferred stock dividends:	11,333	14,312		16,583	12,824	11,957

Subtotal	40,669	1,139		38,972	39,013	36,394
Interest on deposits	15,195	26,793		39,303	52,274	41,546

Total	$55,864	$27,932		$78,275	$91,287	$77,940

Fixed charges:
Interest excluding deposits	$10,700	$13,650		$16,055	$12,376	$11,558
Interest component on rentals[1]	633	662		528	448	399
Preferred stock dividends	3,987	3,194		—	—	—

Subtotal	15,320	17,506		16,583	12,824	11,957
Interest on deposits	15,195	26,793		39,303	52,274	41,546

Total	$30,515	$44,299		$55,886	$65,098	$53,503

Ratio of earnings to fixed charges:
Excluding interest on deposits	2.65	0.07	[2]	2.35	3.04	3.04
Including interest on deposits	1.83	0.63		1.40	1.40	1.46

[1]	Interest component on rentals estimated to be one-third of rentals
[2]	The dollar amount for the deficiency for the year ended 12/31/09 is $16.4 million.